

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 22, 2008

Scott P. Mitchell
President and Chief Executive Officer
Think Partnership Inc.
15550 Lightwave Drive
3rd Floor
Clearwater, FL 33760

> **RE:** **Think Partnership Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008 and Amendments on April 30, 2008 and**
> **August 11, 2008**
>
> **Form 10-Q for the Quarterly Periods Ended March 31, 2008 and**
> **June 30, 2008**
> **File No. 1-32442**

Dear Mr. Mitchell:

We have reviewed your filing and have the following comments. As noted in our comment letter dated July 3, 2008, we have limited our review to only the issues addressed in our comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2007 Filed August 11, 2008

Exhibits 31.5 and 31.6

1. Please refer to the introductory language in paragraph 4. As previously requested, please amend the certifications to refer to the internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) in addition to your reference to "disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e))." We note that you omitted the reference to Rule 15d-15(e) required by Exchange Act Rule 13a-14(a). Please include this rule reference in the certifications. In this regard, you must provide Exchange Act Rule 13a-14(a) certifications in the exact form set forth in Regulation S-K Item 601(b)(31), unless a modifications is otherwise indicated in Commission statements or staff interpretations. Also, please amend your Form 10-Q/A for the quarterly period

ended March 31, 2008 filed August 14, 2008 and Form 10-Q for the quarterly period ended June 30, 2008 to comply with these comments.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director